Exhibit 2

Consolidated Balance Sheets
 (expressed in thousands of Canadian dollars)

	March 31 2008		December 31 2007

	(unaudited	)
ASSETS
Current Assets
Cash and cash equivalents	$81,975		$74,606
Concentrate awaiting settlement, net – Note 3	97,179		79,087
Taxes recoverable	1,404		62
Inventories – Note 4	13,995		17,873
Crushed and broken ore stockpiles	9,176		8,072
Other assets	2,495		2,563

	206,224		182,263
Mining interests, net	117,735		114,464
Mine restoration deposit	8,611		8,272
Crushed and broken ore stockpiles	385		375

	$332,955		$305,374

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$21,584		$20,757
Future mining tax liability	247		168
Current portion of obligations under capital leases	1,733		1,672
Current portion of convertible notes payable – Note 5	20,297		25,710
Current portion of long-term debt – Note 6	6,072		5,918

	49,933		54,225
Mine restoration obligation	8,966		8,878
Obligations under capital leases	1,462		1,824
Long-term debt – Note 6	2,518		3,957
Future mining tax liability	2,787		539

	65,666		69,423
Shareholders' Equity
Common share capital and purchase warrants – Note 7	463,084		443,986
Stock options	1,721		1,673
Equity component of convertible notes payable, net of issue costs	4,676		6,044
Contributed surplus	7,660		6,292
Deficit	(209,852)		(222,044)

Total shareholders' equity	267,289		235,951

	$332,955		$305,374

Commitments – Note 1

Consolidated Statements of Operations,
Comprehensive Income and Deficit
 (expressed in thousands of Canadian dollars, except share and per share amounts)
(unaudited)

	Three months ended March 31
	2008	2007

Revenue – before pricing adjustments	$51,052	$60,305
Pricing adjustments:
Commodities	15,178	9,141
Foreign exchange	4,558	(1,007)

Revenue – after pricing adjustments – Note 10	70,788	68,439

Operating expenses
Production costs, excluding amortization and asset retirement costs	30,456	33,252
Smelter treatment, refining and freight costs	5,410	5,262
Amortization	9,162	11,908
Loss on disposal of equipment	695	–
Asset retirement costs	151	179

Total operating expenses	45,874	50,601

Income from mining operations	24,914	17,838

Other expenses
General and administration	357	1,696
Exploration	7,054	3,228
Interest and other financing costs – Note 11	1,629	6,483
Foreign exchange loss (gain)	914	(626)

Total other expenses	9,954	10,781

Income before taxes	14,960	7,057
Income and mining tax expense	2,365	1,550

Net income and comprehensive income for the period	12,595	5,507
Deficit, beginning of period, as previously reported	(222,044)	(193,364)
Adoption of new accounting standards for inventory – Note 2	(403)	–

Deficit, end of period	$(209,852)	$(187,857)

Net income per share
Basic	$0.16	$0.10

Diluted	$0.15	$0.10

Weighted average number of shares outstanding
Basic	79,755,805	53,209,708

Weighted average number of shares outstanding
Diluted	82,161,057	53,218,636

Consolidated Statements of Cash Flows
 (expressed in thousands of Canadian dollars)
(unaudited)

	Three months ended March 31
	2008	2007

Cash provided by (used in)
Operations
Net income for the period	$12,595	$5,507
Operating items not involving cash
Accretion expense relating to convertible notes payable	1,831	4,262
Amortization	10,089	11,908
Amortization of deferred financing costs	104	222
Interest on convertible notes settled in shares	256	574
Accrued interest on mine restoration deposit	(73)	–
Unrealized foreign exchange loss (gain)	(3,160)	(69)
Asset retirement costs	151	179
Future income tax expense	2,365	45
Stock based compensation and employee benefits	253	409
Loss on disposal of equipment	695	–

	25,106	23,037
Changes in non-cash working capital – Note 12	(15,006)	(20,904)

	10,100	2,133

Financing Activities
Advances (settlements) under purchase facility	–	4,415
Issuance of common shares and warrants, net of issue costs	10,504	5,703
Repayment of long-term debt	(1,518)	(7,480)
Repayment of obligations under capital leases	(422)	(543)
Mine restoration deposit	(266)	–

	8,298	2,095

Investing Activities
Additions to mining interests – Note 12	(11,029)	(4,459)

Increase (decrease) in cash and cash equivalents	7,369	(231)
Cash and cash equivalents, beginning of period	74,606	3,153

Cash and cash equivalents, end of period	$81,975	$2,922

Cash and cash equivalents consisting of:
Cash	$11,768	$2,922
Short term investments	70,207	–

	$81,975	$2,922

Consolidated Statements of Shareholders' Equity
 (expressed in thousands of Canadian dollars, except share amounts)
(unaudited)

	Number of shares	Capital stock	Stock options	Warrants	Equity component of convertible notes payable	Contributed surplus	Deficit	Total shareholders' equity

Balance, December 31, 2007	75,770,570	$430,793	$1,673	$13,193	$6,044	$6,292	$(222,044)	$235,951
Transitional adjustment on adoption of inventory standard – Note 2	–	–	–	–	–	–	(403)	(403)
Common shares issued:
For principal repayments on convertible notes payable	1,942,283	8,133	–	–	(1,368)	1,368	–	8,133
For interest payments on convertible notes payable	65,385	256	–	–	–	–	–	256
Pursuant to unit offering, net of issue costs	2,800,000	9,604	–	–	–	–	–	9,604
Warrants Issued:
Pursuant to unit offering, net of issue costs	–	–	–	899	–	–	–	899
Warrants exercised	100	1	–	–	–	–	–	1
Stock-based compensation/RRSP expense	55,574	205	48	–	–	–	–	253
Net income and comprehensive income for the three months ended March 31, 2008	–	–	–	–	–	–	12,595	12,595

Balance, March 31, 2008	80,633,912	$448,992	$1,721	$14,092	$4,676	$7,660	$(209,852)	$267,289

Consolidated Statements of Shareholders' Equity
 (expressed in thousands of Canadian dollars, except share amounts)

	Number of shares	Capital stock	Stock options	Warrants	Equity component of convertible notes payable	Contributed surplus	Deficit	Total shareholders' equity

Balance, December 31, 2006	52,947,693	$331,705	$1,269	$8,038	$12,336	$–	$(193,364)	$159,984
Common shares issued:
For principal repayments on convertible notes payable	3,120,997	26,180	–	–	(6,292)	6,292	–	26,180
For interest payments on convertible notes payable	341,528	2,644	–	–	–	–	–	2,644
Private placement of flow- through shares (net)	550,000	5,686	–	–	–	–	–	5,686
Tax effect of flow-through shares	–	(1,114)	–	–	–	–	–	(1,114)
Pursuant to unit offering, net of issue costs	18,666,667	64,461	–	–	–	–	–	64,461
Warrants Issued:
Pursuant to unit offering, net of issue costs	–	–	–	5,155	–	–	–	5,155
Stock options exercised	5,000	17	–	–	–	–	–	17
Fair value of stock options exercised	–	10	(10)	–	–	–	–	–
Stock-based compensation/RRSP expense	138,685	1,204	414	–	–	–	–	1,618
Net loss and comprehensive loss for the year ended December 31, 2007	–	–	–	–	–	–	(28,680)	(28,680)

Balance, December 31, 2007	75,770,570	$430,793	$1,673	$13,193	$6,044	$6,292	$(222,044)	$235,951

Notes to the Consolidated Financial Statements
 for the three months ended March 31, 2008
(expressed in thousands of Canadian dollars, except share, per share amounts and metal prices)
(Unaudited)

1.  NATURE OF OPERATIONS

North American Palladium Ltd. ("NAP" or "the Company") is a Canadian company in the business of exploring and mining Platinum Group Metals ("PGMs") and certain base and precious metals. Its principal asset is the Lac des Iles mine located in the Thunder Bay District in Ontario. The Company also has a number of base metal exploration projects located in Canada and an advanced PGM exploration project located in Finland in which it is earning an interest under an agreement signed on March 24, 2006. The Company operates in one operating segment, mining.

The Company's financial position and operating results are directly affected by the market price of the PGMs in relation to the Company's production costs. The prices of PGMs (palladium, platinum) and by-product metals (gold, nickel and copper) fluctuate widely and are affected by numerous factors beyond the Company's control.

Arctic Platinum Project

On March 24, 2006, the Company entered into an agreement with Gold Fields Limited to further explore and develop a mining operation at the Arctic Platinum Project ("APP") located in Finland. The APP includes several advanced stage PGM Projects. The Company has been granted an option to earn up to a 50% interest and, in certain circumstances, a 60% interest in APP, in which event a joint venture will be formed and the Company will become the project operator. In order to exercise the option, the Company must spend US$12,500, complete a feasibility study and make a production decision as well as issue to Gold Fields, approximately 7.3 million shares or approximately 9.2 million shares, subject to adjustment, to earn a 50% or 60% interest respectively on or before August 31, 2008. As at March 31, 2008, the Company has incurred $18,173 (US$15,475) in expenditures on the APP and these costs have been charged to exploration expense.

Shebandowan Project

On December 3, 2003, the Company entered into an option and joint venture agreement with Vale Inco Limited (formerly Inco Limited and CVRD Inco Limited) on the Haines-Conacher property which surrounds the past producing Shebandowan mine. The agreement was subsequently amended on March 31, 2006 to include the mine. The nickel, copper and PGM Shebandowan Project is located approximately 100 km southwest of the Lac des Iles mine. Successive diamond drilling programs in 2005 and 2006 were carried out on three relatively shallow mineralized zones known as the West, Road and "D" zones. A Technical Report in compliance with National instrument 43-101 on Shebandowan West zone, disclosing the results of a mineral resource estimate by an independent Qualified Person was filed on October 26, 2007. On December 10, 2007, the Company announced that it has exercised its option to form an operating joint venture with Vale Inco Limited over the Shebandowan property.

2.  BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These unaudited consolidated financial statements have been prepared using disclosure standards appropriate for interim financial statements and do not contain all the explanatory notes, descriptions of accounting policies or other disclosures required by Canadian generally accepted accounting principles for annual financial statements. Such notes, descriptions of accounting policies and other disclosures are included in the Company's audited annual consolidated financial statements included in the Company's annual report to shareholders for the year ended December 31, 2007, except for those included in the adoption of new accounting standards section. Accordingly, these unaudited consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements for 2007.

Adoption of New Accounting Standards

Inventories

Handbook section 3031 establishes standards for the determination of inventory cost and its subsequent recognition as an expense, including any write-down to net realizable value. In addition in certain circumstances, write-downs of inventory previously recognized may be reversed. The Company adopted this standard prospectively in accordance with the transitional provisions. On adoption of the new standard on January 1, 2008, an adjustment to supplies inventory of $3,529 was recognized to reclassify items not meeting the definition of inventory, including major spare parts and insurance spares, to property, plant and equipment. A related increase to opening deficit of $403, net of taxes was recognized to adjust for accumulated amortization.

Further upon adoption of this standard, the Company changed its valuation of supplies inventory from the lower of cost and replacement cost to the lower of cost and net realizable value. The change in valuation had no impact on the Company's financial statements.

Prior periods presented have not been restated as a result of the adoption of the standard.

Financial Instruments – Recognition and Measurement

On January 1, 2008 the Company adopted CICA section 3862, "Financial Instruments – Disclosures" and section 3863, "Financial Instruments – Presentation". These sections require the disclosure of information with regards to the significance of financial instruments for the Company's financial position and performance, the nature and extent of risks arising from financial instruments to which the Company is exposed during the period and at the balance sheet date, and how the company manages those risks. These standards replace CICA Handbook section 3861, "Financial Instruments". The additional disclosures required as a result of adopting these standards are included in note 8.

Capital Disclosures

On January 1, 2008, the Company adopted CICA section 1535, "Capital Disclosures". This section establishes standards for disclosing information about an entity's capital and how it is managed to enable users of financial statements to evaluate the entity's objectives, policies and procedures for managing capital. The additional disclosures required as a result of adopting these standards are included in note 9.

Future Accounting Standards

In February 2008, the CICA issued Handbook Section 3064,"Goodwill and Intangible Assets", replacing section 3062, "Goodwill and Other Intangible Assets", and Section 3450, "Research and Development Costs". This section established standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The new section is effective for years beginning on or after October 1, 2008. The Company is in the process of assessing the impact of this new section on its consolidated financial statements.

3.  CONCENTRATE AWAITING SETTLEMENT

The value of concentrate awaiting settlement represents the value of all PGMs and base metals from production shipped to and received by the third-party smelter between August 2007 and March 2008, including 118,568 ounces of palladium which was valued at the March 31, 2008 London Metal Exchange ("LME") afternoon price fix of US$445 (December 31, 2007 – including 125,802 ounces of palladium valued at US$364).

All of the concentrate awaiting settlement is due from one domestic customer at March 31, 2008 (2007 – one domestic customer). A reserve for doubtful accounts has not been established, as in the opinion of management, the amount due will be fully realized.

4.  INVENTORIES

Inventories consist of the following:

	March 31 2008	December 31 2007

Concentrate	$2,874	$3,026
Supplies	11,121	14,847

	$13,995	$17,873

The Company adopted the new handbook section 3031, "Inventories," effective January 1, 2008, resulting in the prospective reclassification of major spare parts and insurance spares from inventories and supplies to property, plant and equipment. Prior periods presented have not been restated as a result of the adoption of this standard.

Inventories in the amount of $9,523 were expensed during the first quarter of 2008. In addition, the company also recognized $80 for the write-down of inventories.

5.  CONVERTIBLE NOTES PAYABLE

	March 31 2008	December 31 2007

Series I convertible notes – maturing August 1, 2008	$12,431	$17,011
Series II convertible notes – maturing December 1, 2008	7,866	8,699

	20,297	25,710
Less current portion	(20,297)	(25,710)

	$–	$–

As at March 31, 2008, the principal amount outstanding on the Series I and Series II convertible notes was US$11,667 (December 31, 2007 – US$17,500) and US$7,500 (December 31, 2007 – US$9,000) respectively. The Company recorded accretion expense of $1,831 (2007 – $4,262), of which $433 (2007 – $1,082) represented the accretion relating to the Equity Premium which was included in the carrying value of the convertible notes payable as at March 31, 2008.

The issue costs of $2,364 have been allocated pro-rata to the debt ($1,398) and equity components ($589) of the Series I and II Notes and to the associated warrants ($377) on a relative fair value basis. The financing costs related to the debt components are being amortized over the term of the convertible notes using the effective interest method.

6.  LONG-TERM DEBT

The Company's long-term debt is comprised of a senior credit facility with an equipment finance company. The interest rate under the loan facility is US LIBOR plus 2.50%, or 5.20% at March 31, 2008 (7.87% – 2007). The senior credit facility is repayable in equal quarterly installments over a five-year period with a final maturity of November 24, 2009. In return for granting the loan, the lender received a first priority security in all of the Company's existing and future assets excluding its production leases and claims. The credit facility allows in certain circumstances, full repayment of outstanding loans at any time during the term of the facility.

7.  SHAREHOLDERS EQUITY

(a)
The authorized capital stock of the Company consists of an unlimited number of common shares and an unlimited number of special shares, issuable in series, including 10,000,000 Series "A" preferred shares.

(b)
Common share purchase warrants:

  The changes in issued common share purchase warrants for the year are summarized below:

	2008		2007
	Shares	Amount	Shares	Amount

Common shares purchase warrants – Note 13(b)
Balance beginning of year	11,324,302	$13,193	1,990,969	$8,038
Issued pursuant to unit offering, net of issue costs	1,400,000	899	9,333,333	5,155
Warrants exercised	(100)	–	–	–

Balance, end of year	12,724,202	$14,092	11,324,302	$13,193

  On December 13, 2007 the Company completed a public offering of 18,666,667 units at a price of US$4.00 per unit (C$4.04 per unit) for total net proceeds of approximately US$68,719 (issue costs US$5,919).

  On January 9, 2008, the Company issued an additional 2,800,000 units under a 30-day over-allotment option granted to the underwriters at an exercise price of US$4.00 per unit (C$4.04), for total net proceeds of US$10,419 (issue costs US$697).

  Each unit consisted of one common share and one half of a common share purchase warrant of the Company. Each whole warrant will entitle the holder to purchase one common share at a price of US$5.05 per share at any time on or prior to December 13, 2009.

  In connection with the issue of the convertible notes payable, warrants to purchase 1,990,969 common shares were issued and are outstanding as follows:

Number of Warrants	Exercise Price	Expiry Date

1,436,782	US$10.73	March 29, 2010
554,187	US$7.85	June 23, 2010

  In connection with the issue of the unit offering, warrants to purchase 10,733,333 common shares were issued. As at March 31, 2008 the warrants outstanding are as follows:

Number of Warrants	Exercise Price	Expiry Date

10,733,233	US$5.05	December 13, 2009

(c)
Corporate Stock Option Plan

  The following summary sets out the activity in outstanding common share purchase options:

	March 31, 2008
	Shares	Weighted-Average Exercise Price

Outstanding, beginning of year	356,433	$9.89
Granted	35,000	9.21

Outstanding, end of year	391,433	$9.82

Options exercisable at end of year	197,101	$10.71

(d)
Other Stock-Based Compensation – Restricted Share Unit Plan

  Effective December 14, 2005, the Company adopted an RSU plan under which eligible directors, officers and key employees of the Company are entitled to receive awards of restricted share units. Each restricted share unit means a unit equivalent in value to the fair market value of a common share of the Company on the date of the award. As at March 31, 2008, 10,001 restricted share units have been granted and are outstanding. The market value of the restricted share units as at March 31, 2008 is $5.79 (2007 – $8.45) and $16 (2007 – $37) has been charged to compensation expense.

8.  FINANCIAL INSTRUMENTS

The Company has exposure to the following risks from its use of financial instruments: credit risk, market risk, currency risk, interest rate risk, commodity price risk and liquidity risk.

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. The Company's exposure arises principally from its short term investments and concentrate awaiting settlement. Historically, the Company has not experienced any losses related to individual customers and does not believe it is exposed to a significant concentration of credit risk.

All of the Company's concentrate awaiting settlement is due from one domestic customer at March 31, 2008 (2007 – one domestic customer). A reserve for doubtful accounts has not been established, as in the opinion of management, the amount due will be fully realized.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	March 31 2008	December 31 2007

Cash and cash equivalents	$11,768	$4,444
Short term investments	70,207	70,162
Concentrate awaiting settlement*	97,179	79,087

	$179,154	$153,693

*
The aging of concentrate awaiting settlement at the reporting date and December 31, 2007 is all current.

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk is comprised of currency, interest rate, and commodity price risk.

Currency risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Currency risk is related to the portion of the Company's business transactions denominated in currencies other than Canadian dollars. The Company is exposed to fluctuations in exchange rates due to certain of its foreign-based suppliers, convertible notes, long-term debt, capital leases, and revenues being in foreign currencies. The Company's primary exposure is based upon the movements of the US dollar and the Euro against the Canadian dollar. The Company's foreign exchange risk management includes from time to time the use of foreign currency forward contracts to fix exchange rates on certain foreign currency exposures. As at March 31, 2008, the Company had not entered into any foreign exchange contracts.

For the Company's foreign exchange transactions, fluctuations in the respective exchange rates relative to the Canadian dollar will create volatility in the Company's cash flows and the reported amounts for revenue, production, and exploration costs on a period-to-period basis. Additional earnings volatility arises from the translation of monetary assets and liabilities denominated in currencies other than Canadian dollars at the rates of exchange at each balance sheet date, the impact of which is reported as a separate component of revenue or foreign exchange gain or loss.

The Company is exposed to the following currency risk on revenues, purchases and borrowings at March 31, 2008.

US$

Cash	$9,016
Concentrate awaiting settlement	94,619
Accounts payable and accrued liabilities	(47)
Obligations under capital leases	(3,067)
Convertible notes payable	(19,824)
Long-term debt	(5,000)

$75,697

A 1% strengthening or weakening of the Canadian dollar against the US dollar, assuming that all other variables remained the same, would have resulted in an approximate $800 decrease or increase, respectively, in the Company's net income for the period ended March 31, 2008.

The following summary illustrates the fluctuations in the exchange rates during the period ended March 31, 2008.

	US$	Euro €

Opening exchange rate – December 31, 2007	US$1.01	€0.69
Closing exchange rate – March 31, 2008	US$0.97	€0.62
Average exchange rate	US$1.00	€0.64

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company does not enter into derivative financial instruments for speculative purposes. It is exposed to interest rate risk due to its variable-rate long-term debt. Although the Company does not hold any specific hedging instruments, it does hold certain short term investments. Interest rate fluctuations may have an affect on the interest income the Company derives from its short term investments and which will favourably offset changes in the interest on debt instruments.

Management does not believe that the net impact of interest rate fluctuations on the current level of borrowings and short term investments will be significant and, therefore, has not provided a sensitivity analysis of this impact on net earnings.

The following summary illustrates the fluctuations in the interest rates which the Company had exposure to during the period ended March 31, 2008.

	March 31 2008	December 31 2007

US LIBOR	2.70%	4.60%
Canadian LIBOR	3.70%	4.55%
US prime rate	5.25%	7.25%

Commodity Price Risk

Commodity price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in commodity prices. The Company is particularly exposed to fluctuations in commodity prices for its various metal sales. From time to time the Company may enter into forward commodity sales contracts to hedge the effect on revenues of changes in the price of metals it produces. Gains and losses on derivative financial instruments used to mitigate metal price risk are recognized in revenue from metal sales over the term of the hedging contract. The Company had no outstanding forward commodity sales contracts as at March 31, 2008.

As at March 31, 2008, assuming that all other variables remain the same, a strengthening or weakening of selling prices as shown in the table below, would have had an approximate favourable or unfavourable impact on earnings as follows:

Metal	Price variability	Impact

Palladium	+/- $10 per oz	+/-$1,200
Platinum	+/- $10 per oz	+/-$100
Gold	+/- $10 per oz	+/-$100
Nickel	+/- $1 per lb	+/-$900
Copper	+/- $0.25 per lb	+/-$400

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company's approach to managing liquidity risk is to monitor the sales pipeline, to ensure sufficient cash flows are generated from operations to meet the current debt requirements. Where insufficient liquidity exists, the Company may pursue various debt and equity instruments for short-term financing of its operations.

The table below analyzes the Company's financial liabilities which will be settled into relevant maturity groupings based on the remaining periods at March 31, 2008 to the contractual maturity date.

	Total	In less than 1 year	Between 1 year and 2 years	Between 2 years and 5 years

Obligations under capital leases	$3,195	$1,733	$1,261	$201
Convertible notes payable(a)	20,297	20,297	–	–
Long-term debt	8,590	6,072	2,518	–

	$32,082	$28,102	$3,779	$201

(a)
The repayment of the convertible notes may be paid to each Purchaser, at the Purchaser's option, in any combination of cash and/or common shares. The Company has the right to defer any principal repayment in cash until a later principal repayment date.

Management monitors consolidated cash flow, in detail, on a daily basis, monthly through month-end reporting, quarterly through forecasting and yearly through the budget process. Based on the financial liabilities due and noted above, the Company expects to have sufficient operating cash flow exceeding the amounts due.

Fair Values

The Company's financial instruments consist of cash and cash equivalents, concentrate awaiting settlement, accounts payable and accrued liabilities, obligations under capital leases and long-term debt.

The carrying value of cash and cash equivalents, concentrate awaiting settlement and accounts payable approximate their fair values due to the immediate or short-term maturity of these financial instruments.

The fair value of the obligations under capital leases approximate their carrying value due to the interest rate implicit in the leases approximating interest rates available at this time for similar lease terms. The fair value of the convertible notes approximate their carrying value due to the interest rate implicit in the convertible notes approximating interest rates available at this time for similar convertible notes payable. The fair value of the variable-rate debt approximates the carrying value of such debt since the variable interest rates are market-based, and the Company believes such debt could be refinanced on materially similar terms.

9.  CAPITAL DISCLOSURE

The Company's objective is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business.

Management defines capital as the Company's outstanding debt and total shareholder's equity. The board of directors does not establish quantitative return on capital criteria for management but rather promotes year over year sustainable profitable growth.

In order to maintain or adjust the capital structure, the Company may issue new shares, issue new debt, and issue new debt to replace existing debt with different characteristics.

There were no changes in the Company's approach to capital management during the period. Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

10.   REVENUE FROM METAL SALES

	Total	Palladium	Platinum	Gold	Nickel	Copper	Other Metals

2008
Three months ended March 31
Revenue – before pricing adjustments	$51,052	$24,980	$8,565	$3,550	$9,002	$4,025	$930
Pricing adjustments:
Commodities	15,178	8,088	4,235	700	985	796	374
Foreign exchange	4,558	2,723	792	351	456	191	45

Revenue – after pricing adjustments	$70,788	$35,791	$13,592	$4,601	$10,443	$5,012	$1,349

2007
Three months ended March 31
Revenue – before pricing adjustments	$60,305	$27,640	$8,588	$3,158	$16,683	$3,655	$581
Pricing adjustments:
Commodities	9,141	3,940	1,531	202	2,845	519	104
Foreign exchange	(1,007)	(474)	(174)	(84)	(220)	(49)	(6)

Revenue – after pricing adjustments	$68,439	$31,106	$9,945	$3,276	$19,308	$4,125	$679

The Company delivers all of its concentrate to one customer (2007 – one customer) under the terms of an agreement. The customer has agreed to smelt and refine all of the Company's concentrate through to March 31, 2010, with an option, by mutual agreement, to extend for a further two years to March 31, 2012.

11.   INTEREST AND OTHER FINANCING COSTS

	Three months ended March 31
	2008	2007

Interest on convertible notes payable	$352	$920
Accretion expense relating to convertible notes payable	1,831	4,262

	2,183	5,182
Interest on long term debt	168	378
Interest on capital leases	56	118
Interest on Kaiser Francis credit facility	–	90

	2,407	5,768
Interest on advance purchase facility	32	60
Other interest and financing costs	23	516
Deferred financing costs	104	222

	2,566	6,566
Interest income	(937)	(83)

	$1,629	$6,483

12.  STATEMENT OF CASH FLOWS

(a)
The net changes in non-cash working capital balances related to operations are as follows:

	Three months ended March 31
	2008	2007

Cash provided by (used in):
Concentrate awaiting settlement	$(13,791)	$(22,385)
Inventories and stockpiles	(765)	672
Other assets	68	831
Accounts payable and accrued liabilities	824	(1,468)
Taxes recoverable	(1,342)	1,446

	$(15,006)	$(20,904)

(b)
During the period $3,529 of inventories have been reclassified to mining interests due to the adoption of the new inventory standard 3031 (note 2).

13.   COMPARATIVE FIGURES

Certain of the prior period figures have been reclassified to conform to the presentation adopted in 2008.